Sticker to Prospectus

The Prospectus for ICON Leasing Fund Twelve, LLC consists of (i) this sticker, (ii) the Prospectus, dated May 7, 2007 and (iii) Supplement No. 1, dated June 25, 2007, which contains information related to the current status of the offering and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-138661

ICON LEASING FUND TWELVE, LLC

SUPPLEMENT NO. 1
DATED June 25, 2007

TO PROSPECTUS DATED
MAY 7, 2007

Summary

We are providing you with this Supplement No. 1, dated June 25, 2007, to update the Prospectus dated May 7, 2007.  The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Twelve, LLC (“Fund Twelve”) Prospectus.  This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

•	Describe the current status of the offering;
•	Disclose Fund Twelve’s entry into a material definitive agreement;
•	Update the effective date of Fund Twelve’s Distribution Reinvestment Plan;
•	Update certain information regarding the management of ICON Capital Corp.; and
•	Update certain financial information of Fund Twelve to March 31, 2007.

Current Status of the Offering

The initial closing date for Fund Twelve was May 25, 2007, the date at which Fund Twelve had raised $1,200,000 and reached the minimum offering amount.  As of June 8, 2007, 6,553 shares of membership interests have been sold to 156 additional members, and those additional members contributed capital of $6,552,390 to Fund Twelve.  Fund Twelve has not yet reached the $20,000,000 minimum offering for the Commonwealth of Pennsylvania.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through June 8, 2007, Fund Twelve paid and/or accrued the following fees or expenses in connection with its offering of membership interests: (i) sales commissions to third parties in the amount of $522,167, (ii) underwriting fees to affiliated parties in the amount of $131,048 and (iii) organizational and offering fees to affiliated parties in the amount of $229,334.  These fees are described on pages 25 and 26 of the Prospectus, as supplemented.

Entry into a Material Definitive Agreement

On June 20, 2007, Fund Twelve entered into a Loan Modification Agreement (the “Modification Agreement”) with California Bank & Trust (“CB&T”).  Pursuant to the terms of the Modification Agreement, Fund Twelve became a permitted borrower under, and party to, the Commercial Loan Agreement dated as of August 31, 2005, as amended December 26, 2006 (the “Loan Agreement”), between CB&T and certain of Fund Twelve’s affiliates (ICON Income Fund Eight B L.P., ICON Income Fund Nine, LLC, ICON Income Fund Ten, LLC and ICON Leasing Fund Eleven, LLC).

The Loan Agreement provides for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the "Facility") which is secured by certain collateral of the borrowers. Each of the borrowers under the Facility (including Fund Twelve) is jointly and severally liable for all amounts outstanding under the Facility.  As of June 20, 2007, there was approximately $6,600,000 outstanding under the Facility.  Although Fund Twelve does not have any outstanding borrowings under the Facility, as a result of its entry into the Loan Modification Agreement, it is jointly and severally liable for the outstanding balance.

Availability under the Facility is subject to a borrowing base that is determined, subject to certain limitations, based on the present value of the future receivables under certain lease agreements in which the borrowers have a beneficial interest.  The interest rate on any advances made under the Facility is the prime rate established by CB&T.  In addition, however, the borrowers may elect to have up to five advances under the Facility made at an interest rate equal to the rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market, plus 2.50% per year. The Facility matures, and the borrowers ability to borrow under the Facility, expires on September 30, 2008.

The foregoing is a summary description of certain terms of the Modification Agreement and is qualified in its entirety by the text of the Loan Agreement, the amendment to the Loan Agreement dated December 26, 2006, and the Modification Agreement, each of which is attached as an Exhibit to the Current Report on Form 8−K filed with the Securities and Exchange Commission on June 25, 2007.

Distribution Reinvestment Plan

The effective date of Fund Twelve’s Distribution Reinvestment Plan (the “DRIP”), listed under Section 13 of the DRIP is hereby amended from May 2, 2007 to May 7, 2007.

Management

The disclosure under the heading “Management” on pages 41 and 42 of Fund Twelve’s prospectus dated May 7, 2007, is hereby replaced in its entirety by the following:

MANAGEMENT

The Manager

Our Manager was formed in 1985. Its principal office is located at 100 Fifth Avenue, Fourth Floor, New York, New York 10011, and its telephone number is (212) 418-4700. The following table provides information regarding our Manager’s executive officers.

Name	Age	Title
Thomas W. Martin........................................................................................	53	Chairman, Chief Executive Officer, President and Director
Michael A. Reisner.......................................................................................	36	Executive Vice President and Chief Financial Officer and Director
Mark Gatto...................................................................................................	34	Executive Vice President and Chief Acquisitions Officer and Director
Joel S. Kress................................................................................................	34	Executive Vice President — Business and Legal Affairs
David J. Verlizzo..........................................................................................	34	Vice President and Deputy General Counsel
Anthony J. Branca........................................................................................	38	Senior Vice President — Accounting and Finance
Craig A. Jackson..........................................................................................	48	Vice President — Remarketing and Portfolio Management

Thomas W. Martin has been Chairman and Chief Executive Officer since May 2007, has been President since February 2007, and has been a Director (and Director, President and Treasurer of ICON Securities Corp. as well) since August 1996. Mr. Martin was Chief Operating Officer from February 2006 to May 2007 and Chief Financial Officer from May 2003 through January 2007. Mr. Martin was the Executive Vice President, Chief Financial Officer and a co-founder of Griffin Equity Partners, Inc. from October 1993 to August 1996. Prior to that, Mr. Martin was Senior Vice President of Gemini Financial Holdings, Inc. from April 1992 to October 1993 and he held the position of Vice President at Chancellor Corporation (an equipment leasing company) for 7 years. Mr. Martin has a B.S. degree from University of New Hampshire. Mr. Martin has been in the equipment leasing business since 1983.

Michael A. Reisner has been Executive Vice President and Chief Financial Officer since January 2007 and a director since May 2007. Mr. Reisner was formerly Executive Vice President-Acquisitions from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Mark Gatto has been Executive Vice President and Chief Acquisitions Officer and a director since May 2007. Mr. Gatto was formerly Executive Vice President — Business Development from February 2006 to May 2007 and Associate General Counsel from November 1999 through October 2000. Mr. Gatto is responsible for business and corporate development, including the acquisition of equipment subject to lease. Before serving as Associate General Counsel, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded a specialty business consulting firm in New York City and served as its managing partner before re-joining our Manager in April 2005. Mr. Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Joel S. Kress has been Executive Vice President — Business and Legal Affairs since May 2007. Mr. Kress was formerly Senior Vice President and General Counsel from February 2006 to May 2007 and was Vice President and Associate General Counsel from August 2005 until January 2006. Previously, from 2001 to 2005, Mr. Kress was an attorney with Fried, Frank, Harris, Shriver & Jacobson LLP in New York and London, England, concentrating on mergers and acquisitions, corporate finance and financing transactions (including debt and equity issuances) and private equity investments. Mr. Kress received a J.D. from Boston University School of Law and a B.A. from Connecticut College.

David J. Verlizzo has been Vice President and Deputy General Counsel since February 2006. Mr. Verlizzo was Assistant Vice President and Associate General Counsel from May 2005 until January 2006. Previously, from 2001 to 2005, Mr. Verlizzo was an attorney with Cohen Tauber Spievack & Wagner LLP in New York, concentrating on public and private securities offerings, securities law compliance and corporate and commercial transactions. Mr. Verlizzo received a J.D. from Hofstra University School of Law and a B.S. from The University of Scranton.

Anthony J. Branca has been Senior Vice President — Accounting and Finance since January 2007. Mr. Branca was Director of Corporate Reporting & Analysis for The Nielsen Company (formerly VNU) from May 2005 until January 2007, and held various other management positions with The Nielsen Company from July 1997 through May 2005. Previously, from 1994 through 1997, Mr. Branca was employed as a senior accountant at Fortune Brands and started his career as an auditor with KPMG Peat Marwick in 1991. Mr. Branca received a B.B.A. from Pace University.

Craig A. Jackson has been Vice President — Remarketing and Portfolio Management since February 2006. Previously, from October 2001 to 2006, Mr. Jackson was president and founder of Remarketing Services, Inc., a transportation equipment remarketing company. Prior to 2001, Mr. Jackson served as Vice President of Remarketing and Vice President of Operations for Chancellor Fleet Corporation (an equipment leasing company). Mr. Jackson received a B.A. from Wilkes University.

Committees

Market Compensation Committee.  Our Manager has established a market compensation committee to annually evaluate whether our Management, Re-Leasing and Re-Sale Fees are reasonable, customary and competitive. With respect to Management Fees, the market compensation committee reviews management fees charged by similar businesses that operate public investment programs, with a particular emphasis on other equipment leasing programs. With respect to evaluating Re-Sale and Re-Leasing Fees, our Manager has extensive contact with parties offering services of re-sale and re-lease. The market compensation committee reviews dealings with third parties or proposals received from third parties in an effort to establish the reasonableness of these types of fees paid to our Manager. If the committee believes it has not received adequate unsolicited information from third parties on market fees for these services, it will solicit service providers for feedback as to market pricing for such services. The market compensation committee is currently comprised of Messrs. Martin, Reisner, Gatto and Jackson.

Investment Committee.  Our Manager established an investment committee which has set, and may from time to time revise, standards and procedures for the review and approval of potential leases. The investment committee is responsible for supervising and approving all individual transactions and portfolio purchases. The investment committee will consist of at least two persons whom our Manager will designate. Our Manager expects that all such persons will be its officers or those of its affiliates. The investment committee will make decisions by majority vote. As of the date of this prospectus, the members of the investment committee are Messrs. Martin, Reisner, Gatto, Kress and Jackson.

Certain Financial Information of ICON Leasing Fund Twelve, LLC for the Quarter Ended March 31, 2007

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Balance Sheets

ASSETS

	(Unaudited)
	March 31,	December 31,
	2007	2006
Cash	$2,000	$2,000

LIABILITIES AND MEMBERS' EQUITY

Commitments and contingencies

Members' equity:
Manager (one share outstanding, $1,000 per share original
issue price)	$1,000	$1,000
Additional Member (one share outstanding,
$1,000 per share original issue price)	1,000	1,000

Total members' equity	$2,000	$2,000

See accompanying notes to condensed financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Financial Statements
March 31, 2007
(Unaudited)

(1)	Basis of Presentation

The accompanying condensed financial statements of ICON Leasing Fund Twelve, LLC (the “LLC”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of ICON Capital Corp. (the “Manager”), all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.  The results for the interim period are not necessarily indicative of the results for a full year.

(2)	Organization

The LLC was formed on October 3, 2006 as a Delaware limited liability company.  The LLC is engaged in one business segment, the business of purchasing equipment and leasing it to third-party end users, acquiring equipment subject to lease and, to a lesser extent, acquiring ownership rights to items of leased equipment at lease expiration.  The LLC will continue until December 31, 2026, unless terminated sooner.

The Manager was a Connecticut corporation.  Effective as of June 1, 2007, the Manager was reincorporated as a Delaware corporation.  The Manager will manage and control the LLC’s business affairs, including, but not limited to, equipment leases and financing transactions, pursuant to the terms of a limited liability company agreement (the “LLC Agreement”) with the LLC.  The Manager has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the LLC.

The LLC is currently in its offering period, which commenced on May 7, 2007 and is anticipated to end during May 2009. The initial capitalization of the LLC was $2,000, which consisted of $1,000 from the Manager and $1,000 contributed for a single additional member share from an officer of the Manager. The LLC is offering membership interests on a “best efforts” basis with the current intention of raising up to $410,800,000 of capital, consisting of 412,000 shares of limited liability interests, of which 12,000 have been reserved for the LLC’s Distribution Reinvestment Plan.  Upon raising the minimum of $1,200,000, Additional Members were admitted.  “Additional Members” represent all members other than the Manager.

With the proceeds from membership interests sold, the LLC intends to invest in equipment subject to leases and in residual ownership rights in leased equipment and establish a cash reserve. After the net offering proceeds are invested, additional investments will be made with the cash generated from the LLC’s initial investments, to the extent that cash is not needed for expenses, reserves or distributions to members. The investment in additional equipment in this manner is called “reinvestment.”  After the reinvestment period, the LLC will then sell its assets in the ordinary course of business, a time frame called the “liquidation period.”

During the offering period, the LLC will pay sales commissions to third parties. The LLC will also make payments to the Manager and its affiliates for various fees.

(3)           Summary of Significant Accounting Policies

Cash

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less when purchased.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Financial Statements
March 31, 2007
(Unaudited)

(3)	Summary of Significant Accounting Policies - continued

Share Redemption

The LLC may, at its discretion, redeem shares from a limited number of its additional members, as provided for in its LLC Agreement. The redemption price for any shares approved for redemption is based upon a formula, as provided for in the LLC Agreement.  Additional Members are required to hold their shares for at least one year before redemptions will be permitted.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4)	Transactions with Related Parties

The LLC has entered into certain agreements with its Manager and ICON Securities Corp. (“ICON Securities”), a wholly-owned subsidiary of the Manager, whereby the LLC pays certain fees and reimbursements to these parties.  The Manager is entitled to receive an organizational and offering expense allowance of 3.5% of capital raised up to $50,000,000, 2.5% of capital raised between $50,000,001 and $100,000,000, 1.5% of capital raised between $100,000,001 and $200,000,000, 1.0% of capital raised between $200,000,001 and $250,000,000 and .5% of capital raised over $250,000,000.  ICON Securities is entitled to receive a 2% underwriting fee from the gross proceeds from sales of shares to the additional members.

In accordance with the terms of these agreements, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals recognized either directly by the LLC or through its joint ventures, and (ii) acquisition fees, through the end of the operating period, of 3% of the gross value of the LLC’s acquisition transactions.  In addition, the Manager will be reimbursed for administrative expenses incurred in connection with the LLC’s operations.

The Manager will perform certain services relating to the management of the LLC’s equipment leasing activities.  Such services include the collection of lease payments from the lessees of the equipment, re-leasing services in connection with equipment which is off-lease, inspections of the equipment, liaison with and general supervision of lessees to assure that the equipment is being properly operated and maintained, monitoring performance by the lessees of their obligations under the leases and the payment of operating expenses.

Administrative expense reimbursements are costs incurred by the Manager or its affiliates that are necessary to the LLC’s operations.  These costs include the Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs, that are charged to the LLC based upon the percentage of time such personnel dedicate to the LLC.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Manager.

The Manager also has a 1% interest in the LLC’s profits, losses, cash distributions and liquidation proceeds.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Notes to Condensed Financial Statements
March 31, 2007
(Unaudited)

(5)	Subsequent Events

Initial Closing Date

The LLC’s initial closing date was May 25, 2007, the date at which the LLC had raised $1,200,000.  During the period from May 7, 2007 to June 8, 2007, the LLC sold 6,553 member shares, raised $6,552,390 and admitted 156 Additional Members.  Through June 8, 2007, the LLC has paid or accrued $522,167 of sales commissions to third parties, $229,334 of organizational and offering expenses to the Manager, and $131,048 of underwriting fees to ICON Securities.